






# THE CASE FOR CHANGE AT



Setting the Record Straight
Supplemental Investor Presentation Dated December 1, 2021

https://www.RestoreComtech.com

Outerbridge

# Legal Disclaimer

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# Executive Summary: Setting The Record Straight on Comtech's Misrepresentations

➢ Shareholders must act now to ensure a robust strategic review and minimize downside risk to shareholders from a flawed process.

➢ Comtech has failed to address CEO Fred Kornberg's lost security clearance and related party transactions, and CEO-elect Michael Porcelain's investment advisory business which has missed multiple regulatory filings and tax deadlines. The latter is particularly galling, given that Comtech has made similar – yet misguided – claims against one of Outerbridge's Nominees.

➢ Comtech changed its proxy disclosures regarding financial expertise on the Board in an apparent response to the proxy contest.

➢ Comtech Total Shareholder Return is based on a 10-year low share price and a peer group that excludes Public Safety comps (roughly 1/3 of Comtech revenues) that Comtech itself mentions as competitors in its 10-k.

➢ The flawed Board "refreshment" process added directors without relevant industry experience and operational expertise. Lisa Lesavoy's experience includes operating a business with 3 employees and no website for 30 years. Meanwhile, Judy Chambers works at Meketa Investment Group - a boutique advisory firm focused on helping pension funds and charitable organizations hire investment managers. Previously, she spent a decade at a small pension advisory firm with only 30 employees. None of these roles provided these directors with the relevant experience or expertise required to make valuable contributions to Comtech's Board.

➢ Ms. Chambers' governance failures include supporting the vote buying scheme with Magnetar, which is a beneficiary of investment advice provided by Ms. Chambers' employer, Meketa Investment Group.

➢ Despite the Company's desperate attempts to smear Outerbridge's Nominees and fabricate "conflicts", these Nominees collectively possess extensive M&A and industry experience and impeccable civilian and military backgrounds that position them well to bring improved oversight and independence to Comtech's Board and help create value for shareholders. Shareholders deserve directors like Wendi and Sid that welcome shareholder engagement, rather than a Board that views such engagement, as Comtech recently put it, as "wasting [its] time."

➢ Outerbridge's interests are aligned with all shareholders. Importantly, no Outerbridge principals are on the ballot. Shareholders have a clear choice. Elect two highly qualified, independent director nominees with no relationship to Outerbridge or a hand-picked slate of Comtech nominees with a history of shareholder value destruction and governance failures.

# Outerbridge's Interests are Aligned with **ALL** Shareholders

➤ Outerbridge's sole objective is to enhance value for ALL shareholders

➤ This Proxy Contest is not about Outerbridge: No Outerbridge principals are up for election

➤ Both Outerbridge Nominees are completely independent candidates with no prior relationship to Outerbridge

*"We think the activist presence (Outerbridge Capital Management) is certainly a positive for [Comtech's] share price."*
— Jefferies Analyst Report, Nov. 11, 2021

## Outerbridge's Positive Impact on Comtech and Shareholder Rights

### CREATED SHAREHOLDER VALUE

➤ Comtech's share price increased 9% following Outerbridge's first public letter to the Board on June 14, 2021

### RESPONSIBLE FOR POSITIVE GOVERNANCE CHANGES

➤ Pressured Comtech to initiate Board declassification, something neither the long-tenured management team nor the Board had considered until Outerbridge's public campaign
➤ Pressured Comtech to announce retirement of long- tenured directors
➤ Pressured Comtech to improve its outdated financial reporting

### PRESENTED SHAREHOLDERS WITH A CLEAR CHOICE

➤ Two highly qualified, independent director Nominees with no relationship with Outerbridge
Vs.
➤ A hand-picked slate of Comtech Nominees with a history of shareholder value destruction and governance failures

### OWNERSHIP ALIGNS INTEREST WITH ALL SHAREHOLDERS

➤ Outerbridge beneficially owns 4.9% of Comtech
➤ In comparison, Mike Porcelain beneficially owns 1.1% (after 20+ years tenure) and Fred Kornberg owns 3.1% (after 50+ years tenure)
➤ Comtech's independent directors collectively own less than 1% of Comtech's shares (including those retiring at the upcoming Annual Meeting

# Shareholders **Must Act Now** to Ensure a Robust Strategic Review and Minimize **Downside Risk** to Shareholders

Outerbridge

- Comtech is at a critical juncture with respect to its business transformation, growth strategy, and, most importantly, review of the unsolicited Acacia offer (39% premium to Comtech's unaffected share price).

- A long-tenured management team coupled with a Board severely lacking in industry, M&A, strategic, and turnaround experience significantly increases the risk of Comtech running a flawed process with respect to the Acacia offer.

- In 2014, the same management team led by current CEO Fred Kornberg and CEO-elect Michael Porcelain concluded that remaining independent was the best course of action. Since then, Comtech generated Total Shareholder Return (TSR) of negative 32% vs 168% for Comtech's peer median, 135% for the S&P 500, and 95% for the Nasdaq Telecom Index (see slide 6).

- The choice is clear: elect two highly qualified and experienced independent Nominees who are not beholden to management and are committed to instilling accountability in the boardroom, or elect two Comtech Nominees who clearly lack the expertise and have disregarded the best interests of Comtech shareholders.

- The risk of getting it wrong is high. If Comtech fails to conduct a bona fide strategic review process and decides to remain independent while pursuing the same failed strategies that have destroyed shareholder value, Comtech's share price could fall back to where it was prior to Acacia's offer – a 18% downside from current levels.

> Vote FOR Change by voting FOR the election of Wendi Carpenter and Sidney Fuchs on the WHITE Proxy Card to Ensure the Board Maximizes Shareholder Value

Source: FactSet Data as of November 19

# The 2014 Strategic Review Destroyed Shareholder Value - The <u>Long-Tenured Management and its Cherry-Picked Board Cannot be Trusted</u> with the Current Strategic Review

Outerbridge



Source: FactSet, Data as of June 11, 2021, 1 business day prior to Outerbridge's public letter to the Comtech Board
Peer Group: Axon Enterprises, Elbit Systems, Gilat Satellite Networks, Kratos Defense & Security Solutions, KVH Industries, Motorola Solutions, ST Engineering, Teledyne Technologies, ViaSat

# Outerbridge Nominee: Sidney Fuchs is the **Right Choice** for Comtech's Board

## Extensive M&A and Industry Experience

➢ Sid has sold two companies as a Board member and played a significant role in the diligence and negotiating phases:
- Roam Secure, LLC ($50M in revenue); and
- Geocent, LLC ($90M in revenue)

➢ Sid has also led the sale and integration of two companies as a CEO:
- MacB (grew from $100M in revenue and single-digit EBITDA margin to $350M and double-digit EBITDA margin) to Veritas Capital and merged with Alion Science and Technology; and
- OAO Technology Solutions ($165M in annual revenue) to Platinum Equity and merged with Pomerory, Inc.

➢ Upon joining TASC in 2002, Sid helped lead the integration of Litton/TASC into Northrop Grumman; as CEO of TASC, he led growth from $450M to $1.2B

➢ Sid has acquired and integrated four companies as a CEO:
- Commonwealth Technology, Inc. – $30M annual revenue
- Enlighten IT Corp – $80M in annual revenue
- Secure Computing and Communications - $15M annual revenue
- Partnership for Development – $5M in annual revenue

➢ Sid continues to support various PE firms and companies during all phases of M&A activity with targets ranging from $100M to over $1.5B. The following is a partial list of past and present PE firms and corporations:
- Belcan Engineering
- Buchanan and Edwards, Inc.
- NT Concepts
- Oceansound Partners
- John F Lehman and Partners
- Enlightenment Capital
- New Mountain Capital
- Veritas Capital
- KKR & Co.
- Stellex Capital
- Acon Investments

# Setting the Record Straight on Sidney Fuchs

## Financial Expertise

➢ As CEO of several companies, and with the CFO and his/her team as direct reports, Sid has been ultimately responsible for internal controls/compliance, financial reporting, and the audit process, and making all final audit, accounting, and finance decisions as needed

➢ As the CEO with the VP of Contracts and Procurement as a direct report, Sid has been responsible for ensuring government compliance for all contracting requirements

➢ As a Board member for Camber Corporation, Sid served on the Audit Committee

➢ As a CEO and Board member, Sid has been involved in several M&A transactions where he participated in Quality of Earnings analysis, financial audits and analysis, and compliance

➢ As a CEO, Sid has been the POC, along with the CFO and VP of Contracts and Procurement, for annual Defense Contract Agency Audits in which various company and contract financials were audited

## WHY EUTELSAT AMERICA DOES NOT REPRESENT A CONFLICT OF INTEREST

➢ While Eutelstat America Corp. ("EAC") and Comtech are both part of the Satellite ecosystem, EAC is a satellite operator whereas Comtech produces component parts and thus do not compete

➢ Sid has already been cleared by the General Counsel of Eutelsat America Corp.: *"We have reviewed Comtech's business and have discussed this matter internally. We conclude that your role as a director of Comtech will present no conflict of interest with your continuing role on behalf of EAC."*

## ATS EXPERIENCE

➢ ATS Corp. was a SPAC with PE, hedge fund, and foreign investment ownership

➢ After selling OAO Technology Solutions to Platinum Equity in January 2010, Sid was recruited to join ATS as the EVP of Operations

➢ Immediately after being named the CEO, the Board/owners decided to sell the company and with the change in strategic direction, Sid sought and received an amicable separation

# Outerbridge Nominee: Wendi Carpenter is the **Right Choice** for Comtech's Board

Outerbridge

## Strong Civilian Expertise

- Technical background in warfighting technology development that involves semiconductor innovation and understanding the government and aerospace markets
- Most recently selected as the Compensation Committee Chair for Skywater Technologies ("Skywater", Nasdaq: SKYT, $761.7M market cap) given her previous experience in compensation, executive evaluation, and leadership recruitment/retention
- Wendi regularly consults on various topics including global maritime operations, emerging maritime regulations, Veterans Administration engagements, diversity training programs, and business contract possibilities such as telehealth

## Impeccable Military Credentials

- As a former Navy Warfare Development Command, oversaw all U.S. Navy simulated training capability, as well as development of new modeling and analysis to support wargames and exercises
- Assisted with relief planning and coordination of assets for operations following Haiti earthquake and Japanese tsunami
- Worked with NASA, Navy, Academic research institutions, and other federal agencies to guide technical development for small satellites and a number of unmanned systems
- Spearheaded efforts to elevate Technology Readiness Levels of numerous systems in order to get “speed to market” for key components such as battery technologies, and standardize and ensure secure communication protocols
- Worked on cyber security initiatives and the “cloud” for the Navy, as well as communications systems
- As Deputy U.S. Second Fleet (Rear Admiral), oversaw transformation of Fleet operations and developed new communications technologies and software to improve operational efficiency and knowledge management
- As Area Air Defense Commander (AADC), charged with oversight of east coast operations with maritime forces (ships and planes)

























# Setting the Record Straight on Wendi Carpenter

## Comtech's Misleading Claims

In a bad faith effort to tarnish Wendi Carpenter's Board candidacy, Comtech has criticized her for "chairing a now defunct credit card processing company and forming three small businesses that have been administratively dissolved due to failure to file required annual reports and registrations."

## REALITY

➢ Wendi served on the Board of a startup credit card processing company, an LLC started by a U.S. Navy veteran, who felt that she could quickly learn the business and help in a variety of ways. Eventually she determined the role was not a good fit, and the parties parted on amicable terms with the business still intact and moving forward. After her departure, Wendi had no reason to monitor the subsequent success or failure of the company, which the veteran voluntarily closed after deciding to move on to a new role.

➢ Wendi opened the referenced entities as family projects with her children, young adults at the time, in order to explore their interests and help them develop an understanding of setting up a business and record keeping, while aiding in their possible success as young entrepreneurs. At the time new filings were required with annual registrations, it was determined not to be a continued interest. No monies were owed, there were no assets for distribution, no credit in the business name, and all taxes had been appropriately managed in individual filings. The state law did not require filing for formal dissolution, so they were simply dissolved administratively.

# Outerbridge Ran a Thorough Process to Identify Qualified Independent Nominees

Outerbridge

## The Outerbridge Nominees have the experience, skills and expertise needed to enhance shareholder value and restore accountability

| | Outerbridge Nominees | | Comtech Nominees | |
|---|---|---|---|---|
| Key Aspects of the Business |  Wendi B. Carpenter |  Sidney E. Fuchs |  Judy Chambers |  Lawrence J. Waldman |
| Commercial | SkyWater Technology Foundry; KOKES Marine Technologies, LLC | NG; eutelsat; ORACLE; IBM; Belcan | ✘ | CVD Equipment Corporation |
| Government | FEMA | Buchanan & Edwards; Huntington Ingalls Industries; MacB | ✘ | ✘ |
| Current Public Boards/ Market Cap | SkyWater Technology Foundry /$775M | eutelsat /$2.5B | ✘ | CVD Equipment Corporation /$33M |

















Outerbridge

- Retained an independent director recruitment firm
- Specified desired talents, skills and experience
- Reviewed numerous candidate profiles
- Conducted extensive preliminary and final-round interviews
- Made Nominee selections
- Both Nominees possess current security clearances

Source: FactSet data as of November 19, 2021

# Comtech's Misrepresentations of Outerbridge Will Not Resonate with Investors

**Comtech's False Claim:**

Outerbridge wants to enhance its reputation and force a sale

## REALITY

- These false statements appear to originate with Mr. Porcelain, who has never had any interest in having a productive dialogue with Outerbridge, a large shareholder. During an in-person meeting on July 22nd with Messrs. Porcelain and Kornberg, Mr. Porcelain took the approach of hectoring and badgering Outerbridge's representative, Rory Wallace, in a bad faith attempt to induce Mr. Wallace to admit to harboring views or stating things he had not said.

- Mr. Porcelain repeatedly and aggressively accused Outerbridge of trying to generate attention for itself and pursuing a quick sale of the Company. Outerbridge adamantly denied both of these claims numerous times, so if there was ever any genuine confusion regarding these points, it should have been cleared up early on. Indeed, Mr. Kornberg appears to have understood Mr. Wallace on these points, as he indicated agreement with Mr. Wallace that a strategic review need not result in a sale.

- At this meeting, Mr. Porcelain even made an apparent "greenmail" offer to buy Outerbridge's shares in one of his many attempts to dissuade Outerbridge from prosecuting its campaign, stating to Mr. Wallace "…you're an unhappy shareholder, can I buy your shares?" Asked by Mr. Wallace whether he was being facetious, Mr. Porcelain claimed he was being completely serious in making this offer, which Mr. Wallace adamantly refused.

# Comtech's Misrepresentations of Outerbridge Will Not Resonate with Investors (cont.)

**Comtech's False Claim:**
Outerbridge's behavior with respect to its Nominees has been erratic

## REALITY

➢ Outerbridge initially introduced two highly qualified, independent candidates to resolve its concerns privately and outside of a costly and distracting public proxy contest, but the independent members of Comtech's Board refused to meet with these candidates, even virtually, until after the nomination deadline, with a Comtech representative citing "hurricane season and back-to-school season" as hollow excuses for what were obvious stall tactics. Ultimately, the independent Board <u>never</u> reached out to these individuals.

➢ Importantly, these private candidates were never formally nominated (or withdrawn) to the Board by Outerbridge, never wished to participate in a public proxy contest, and did not "withdraw from Outerbridge's proxy contest" as Comtech falsely claims. Since the independent Board never contacted these candidates and Comtech showed no interest in a cooperation agreement with Outerbridge at any juncture, all engagement by CMTL was clearly pretextual in nature.

➢ Despite Comtech's false statements about Outerbridge, and even though the Board had consistently refused to engage in settlement discussions or to even introduce or identify Comtech's legal counsel, Outerbridge offered Comtech yet another chance at an amicable resolution by making its formal Nominees available to speak with the CMTL Board. Unfortunately, the Board conducted a bad faith interview process with the Outerbridge Nominees, all while negotiating a harmful and dilutive PIPE transaction with White Hat and Magnetar that was clearly designed to buy votes and dilute existing shareholders, as evidenced by the transaction closing on the 2021 Annual Meeting's record date.



# Performance Misconceptions

Outerbridge

# Investors Should be Wary of Comtech's <u>False Claims of Business Momentum</u> in Light of the Ongoing Strategic Review

**Comtech wants shareholders to believe that the declining trend in revenue and Adj. EBITDA will suddenly reverse next year while pursuing the same failed strategy**

FY22 Guidance Suggests Continued Deterioration in Business with a highly suspect hockey stick recovery in 4Q22

- ➢ 15% yoy decline in revenue in Q1FY22
- ➢ 79% yoy decline in Adj. EBITDA in Q1FY22

## Q4 FY21 Investor Presentation

*"Financial performance is expected to be **significantly lower in the first half of fiscal 2022** with quarterly results expected to build sequentially throughout the year, with **Q4 being the peak**."*

*"Consolidated Q1 fiscal 2022 net sales and Adjusted EBITDA are expected to approximate $115.0 million and $3.0 million, respectively."*

## REALITY

- ➢ Comtech has touted its $1+ billion of backlog for years. Unfortunately, the Company consistently failed to translate backlog into growth, resulting in lost credibility and failure to generate shareholder value.

- ➢ Comtech's claims about its recent selection by a large Low-Earth Orbit ("LEO") customer for a program worth "hundreds of millions" are over-promotional, considering that only a $13 million customization order has thus far been received for this emerging opportunity. Michael Porcelain himself stated about the LEO opportunity on Comtech's Q3FY21 call, *"This market is new for us, and so during the quarter, we made an initial small investment to jettison our business plan."*

- ➢ <u>8 consecutive quarters of negative share price reaction to earnings announcements suggests Comtech lacks investor credibility.</u>

# Comtech **Failed** to Manage Supply Chain Challenges, While **Peers Reported Record Earnings**

Outerbridge

## What We Know…

While Comtech claims that supply chain challenges are to blame for declines in its business, the Company's peers have navigated these issues much better and many reported record earnings in the most recent quarter (see slides # 49 and 50 from Outerbridge's presentation here)

| Peer | Management Commentary |
|---|---|
| Gilat Satellite Networks 3QFY21 Earning Call (11/09/21) | "Our revenue this quarter showed significant year over year growth as we continue to increase profitability reaching an Adjusted EBITDA of $4 million. We are especially pleased with our success in signing new deals, some of which are potentially transformable in nature and strategic." <br><br> "Although the global supply chain presents challenges, so far we have been able to mitigate these issues and we hope that this will continue to be the case. Looking ahead, given the recent wins and awards as well as the strong and improving momentum we are seeing across our business, we are increasingly confident that we will show significant growth in the top line and in the Adjusted EBITDA, both in Q4 of this year and in 2022." |
| Teledyne Technologies 3Q21 Earning Call (10/27/2021) | "Our record sales in the third quarter included organic growth just under 12 percent and operating margin increased 380 basis points excluding acquisition-related costs." <br><br> "Sales increased in every major business category but were especially strong in our commercial imaging and electronic test and measurement instrumentation businesses. Our government businesses continued to grow, and we are beginning to see a recovery in some of our longer-cycle commercial markets such as aerospace and energy." <br><br> "Finally, while Teledyne is not immune to supply chain challenges and the current operating environment, we have been successfully navigating and managing these issues." |
| Kratos Defense & Security Solutions 3QFY21 Earning Call (11/03/21) | "Though we expect COVID related, supply chain and customer issues the industry and Kratos are experiencing to continue, there is no change in Kratos' expected up and to the right long term organic growth profile with increasing profit margins. Kratos is the growth leader in space, satellite communications and unmanned drone systems as reflected in our results today and our C5ISR, Rocket System and Next Generation Engine businesses are also positioned to be future growth leaders. We continue to win new strategic program awards like OBSS, we believe the pending 2022 DoD budget is favorable for Kratos, we have a number of programs transitioning from development to production, with others expecting increased production and our bid pipeline now stands at approximately $9.1 billion." |
| Axon Enterprises 3Q21 Earning Call (11/15/2021) | "Axon Reports Record Bookings of $0.5B in Q3, Up 70% YTD; Q3 Revenue up 39%; Raises 2022 Revenue Outlook to $1 Billion." |
| Motorola Solutions 3Q21 Earning Call (11/04/21) | "Q3 was another excellent quarter, highlighted by double-digit revenue growth and strong operating margin expansion in both segments. Our Q3 record-ending backlog and continued business momentum position us well to finish the year with record sales, earnings, and cash flow." |

# Comtech's Representation of TSR is Highly <u>Misleading</u>: <u>Excludes Public Safety Peers</u> and a <u>32% Decline</u> in 1-yr Share Price Prior to the Start Date

Comtech's 10-year Share Price (before impact of Covid)



Fred Kornberg (CEO, Executive Chairman and Chairman)

No gain in share price over a 10-year period before impact of Covid

Oct 2016: Starting date for Comtech's TSR Chart

Aug 2015: Larry Waldman appointed as Director

**Comtech's TSR at the time of Fred Kornberg's re-appointment as the CEO (Sept 29, 2016)**



5-yr
-41.9%

3-yr
-38.0%

1-yr
-32.1%

## REALITY

➢ Comtech used one of the lowest points for its share price over the last 10 years as the starting date for its TSR chart in order to show 'Outperformance'

➢ Comtech Nominee Larry Waldman joined the Board in August 2015 and approved the failed TCS acquisition and related secondary offering that destroyed shareholder value, leading to the re-appointment of Fred Kornberg as the CEO in September 2016[1]

Source: FactSet, Data as of Sept. 29, 2016, the day Comtech announced reappointment of Fred Kornberg as the CEO
1. From January 2015 to January 2016, Mr. Kornberg served as Comtech's Executive Chairman, and from January 2016 until September 2016, as Chairman. He also served as CEO and President of Comtech from 1976 to 2015
Mr. Porcelain has served as President since January 2020 and as Chief Operating Officer of Comtech since October 2018. He previously served as the Company's Chief Financial Officer from 2006 to 2018, and as Vice President of Finance and Internal Audit of Comtech from 2002 to 2006.

# Outerbridge's Peer Group is More Representative of Comtech's Business

➢ Comtech failed to include any Public Safety comps despite claiming in investor conferences that the segment accounts for roughly 1/3 of aggregate revenue

➢ Axon, Motorola Solutions, Kratos, and Teledyne have successfully capitalized on strategic opportunities for organic and inorganic growth within Comtech's end markets, something Comtech has failed to accomplish under the current management and Board

➢ Axon successfully transformed into a software-rich, recurring revenue business and highlighted this to investors with improved financial reporting, something Comtech has failed to do

| Ticker | Company Name | Outerbridge Peer | Comtech Assigned Peer | Rationale for Inclusion |
|--------|--------------|:----------------:|:---------------------:|-------------------------|
| AXON | Axon Enterprise Inc. | ✓ | | Public Safety/NG911 comp. |
| ESLT | Elbit Systems Ltd. | ✓ | ✓ | |
| GILT | Gilat Satellite Networks Ltd. | ✓ | ✓ | |
| KTOS | Kratos Defense & Security Solutions, Inc. | ✓ | | Satellite, electronic products, and defense comp. Gov't Solutions competitor as per Comtech 10-k |
| KVHI | KVH Industries, Inc. | ✓ | ✓ | |
| MSI | Motorola Solutions, Inc. | ✓ | | Leading Public Safety/NG911 comp. Commercial Solutions competitor as per Comtech 10-k |
| S63-SG | Singapore Technologies Engineering Ltd | ✓ | ✓ | |
| TDY | Teledyne Technologies Incorporated | ✓ | | TDY is a component and services company with low capex just like Comtech. Gov't Solutions competitor as per Comtech 10-k |
| VSAT | ViaSat, Inc. | ✓ | ✓ | |

**Comtech's 10-K lists Kratos, Motorola Solutions and Teledyne as competitors**

# Comtech Continues to Defend the <u>**Value destructive**</u> Gilat Transaction; Comtech's <u>**Share Price Fell 19%**</u> Upon Deal Announcement

**Outerbridge**



CMTL Share Price

CMTL share price fell 19% at Gilat acquisition announcement

Source: Company Filings

## REALITY

➢ Investors did not believe in the 'strategic' merits of the Gilat transaction deal nor Comtech's ability to integrate the acquisition as reflected in the 19% decline in Comtech's share price upon deal announcement

➢ Despite Michael Porcelain, Fred Kornberg and Larry Waldman's failure to integrate TCS at a leverage profile of 3.85x, which caused the need to issue a nearly 40% dilutive equity round at $14 (see slides # 15-17 from Outerbridge's presentation <u>here</u>) the Gilat acquisition was also targeted to 3.85x leverage, showing the Board's inability to learn from past mistakes

➢ Buying Gilat, a direct competitor headquartered in Israel, could have further jeopardized Comtech's struggling business with the U.S. Government, especially considering Fred Kornberg's struggles to maintain a security clearance

➢ The $70m termination fee represented 13% of the deal's enterprise value

# Flawed Capital Allocation Strategy: ZERO Share Repurchases Since FY16 and $700M of Shareholder Capital Destroyed on Failed Acquisitions and R&D

Outerbridge



321
+599
+350
1270
-704
566
Base Mkt Cap: At Time of TCS Close (2/23/2016)
Acquisitions
R&D
Proforma Valuation
Shareholder Value Destruction
Unaffected Mkt Cap before Outerbridge Campaign (6/11/2021)


## REALITY

- In September 2020, Comtech's Board authorized a new $100.0 million stock repurchase program, which replaced its prior program
- Despite the authorization, Comtech did not repurchase any shares in FY21
- Importantly, Comtech has NOT repurchased shares since FY16, despite periods of significant share price declines
- The average dividend yield of 3.5% that Comtech touts is weighted towards the first five years, i.e. before the TCS acquisition. Total dividends paid from FY17-21 were $59M vs. $99M from FY12-16
- Over $700M of shareholder capital lost on failed M&A and R&D strategy (see slide # 57 from Outerbridge's presentation here)

*CMTL's unaffected market cap prior to Acacia Research's unsolicited offer was $568M as of 10/29/2021.

Source: FactSet, CMTL SEC Filings



# Governance Misconceptions

Outerbridge

# Comtech Needs Only to **Look to its CEO/Chair for Conflicts of Interest**



Comtech's CEO/Chair
Fred Kornberg

**LOSS OF SECURITY CLEARANCE**

The company disclosed in 2012 that CEO/Chair Fred Kornberg had his security clearance suspended as a result of a grand jury investigation stemming from his contacts with an alleged Israeli spy during the sale of company equipment to Israel in the 1980's[2] – as executive security clearances impact government contracting and given that this suspension coincided with a prolonged decline in the Government Solutions segment, how did the Board hold Mr. Kornberg accountable for his lapse in judgement?

**RELATED PARTY TRANSACTIONS**

The Company leases a 45,000 square foot facility for $660,000 from a partnership controlled by CEO/Chair Fred Kornberg which dates back to as far as August 2005[1] and possibly further. Mr. Kornberg is not only a highly paid CEO but also received an additional $6 million over the past decade from his related party transaction

**DIRECTOR NOMINEE INTERVIEWS**

The evaluation process of Outerbridge's initial candidates began with interview conversations with CEO/Chair Fred Kornberg himself and NOT an independent member of the Nominating and Governance Committee; the process was apparently only allowed to continue upon his approval, and after the nomination deadline

**NEW CONSULTING ROLE AND BOARD POSITION**

In Oct. 2021, Comtech announced that as part of the CEO transition, Mr. Kornberg will become an advisor to Comtech on technology matters and continue as a director and a non-executive Chairman of the Board. Comtech failed to provide details of future payments to Mr. Kornberg

1. Source: Company proxy filings
2. 10-K filed December 6, 2012

# Did the **Loss of Mr. Kornberg's Security Clearance**
## Hinder the Government Solutions Business?

Outerbridge

**Bloomberg**
Technology

## Comtech Says CEO Being Probed by Grand Jury Over Sales

Nick Taborek and Brendan McGarry
September 27, 2012, 4:32 PM EDT

Comtech Telecommunications Corp....said it's being investigated by a U.S. grand jury and that its **chief executive officer has lost his U.S. security clearance**.

Comtech...said it believes the investigation stems from Chief Executive Officer Fred Kornberg's contact with a "scientific attache" he met with to discuss equipment sales to Israel in the 1980s, according to a U.S. Securities and Exchange Commission filing yesterday.

The U.S. last month notified Comtech that Kornberg's clearance was suspended, according to the company's filing.

The attache was "later alleged to have conducted intelligence operations in the U.S.," the company said.

Comtech shares fell 3.4 percent to close at $27.43 in New York, the biggest decline since June 13. More than 362,500 shares traded hands, more than three times the average daily volume in the past three months.

Source: Bloomberg article, September 27, 2012 – Comtech Says CEO Being Probed by Grand Jury Over Sales

➢ The suspension of Fred Kornberg's security clearance occurred shortly after the 2010 loss of the $400 million Blue Force Tracking contract with the U.S. Government – yet the company never explained if the two events were related and how the suspension of the clearance may have contributed to the decline in the Government Solutions segment

➢ Should Mr. Kornberg have resigned as CEO so Comtech could be more competitive for Government contracts?

➢ No action was taken, demonstrating an inability to hold individuals accountable under the current oversight structure



Source: FactSet, CMTL SEC Filings

# Comtech **Failed to Disclose** Michael Porcelain's Investment Advisory Business

Outerbridge

- According to the The-Adviser.com website, CEO-elect Michael Porcelain is the Founder and has been a "professional money manager since 1987, has hosted several radio talk shows and is routinely quoted in the press."
- The company appears to have missed both regulatory filings and tax deadlines. This is particularly galling, as Comtech has made similar – yet misguided – claims against one of Outerbridge's Nominees.
- Mr. Porcelain lists this as a current position on his public-facing social media profiles.
- Is the Board concerned with these optics and the potential conflicts of interest?

**About Us – Management**

The-Adviser.com was founded by:

- **Michael D. Porcelain, CPA, MS, MBA**
- He is a member of the American Institute of Certified Public Accountants ("AICPA"), a member of the Personal Financial Planning Division of the AICPA, a member of the New York State Society of CPA's and is a lifetime member of the American Association of Individual Investors.
- Michael was formally a Manager with the Financial Advisory Group of PricewaterhouseCoopers LLP. Prior to that, he worked for KPMG Peat Marwick LLP and IBM. He has been a professional money manager since 1987, has hosted several radio talk shows and is routinely quoted in the press.

**Independent Nationwide Network of Advisers**

The Company has assembled a nationwide network of experienced independent professionals. If you are interested in joining this network click here.

**Entity Details**

| | |
|---|---|
| **ENTITY NAME:** THE INDEPENDENT ADVISER CORPORATION | **DOS ID:** 2261944 |
| **FOREIGN LEGAL NAME:** | **FICTITIOUS NAME:** |
| **ENTITY TYPE:** DOMESTIC BUSINESS CORPORATION | **DURATION DATE/LATEST DATE OF DISSOLUTION:** |
| **SECTIONOF LAW:** 402 BCL - BUSINESS CORPORATION LAW | **ENTITY STATUS:** Active |
| **DATE OF INITIAL DOS FILING:** 05/21/1998 | **REASON FOR STATUS:** |
| **EFFECTIVE DATE INITIAL FILING:** 05/21/1998 | **INACTIVE DATE:** |
| **FOREIGN FORMATION DATE:** | **STATEMENT STATUS:** PAST DUE DATE |
| **COUNTY:** Nassau | **NEXT STATEMENT DUE DATE:** 05/31/2012 |
| **JURISDICTION:** New York, United States | **NFP CATEGORY:** |

About Us - Management (the-adviser.com)

Entity Details

| | | | |
|---|---|---|---|
| File Number: | 2653714 | Incorporation Date / Formation Date: | 8/15/1996 (mm/dd/yyyy) |
| Entity Name: | THE INDEPENDENT ADVISER CORPORATION | | |
| Entity Kind: | Corporation | Entity Type: | General |
| Residency: | Domestic | State: | State: |
| Status: | Void, AR's or Tax Delinquent | Status Date: | 3/1/2011 |

TAX INFORMATION

| | | | |
|---|---|---|---|
| Last Annual Report Filed: | 2008 | Tax Due: | $ 525 |
| Annual Tax Assessment: | $ 525 | Total Authorized Shares: | 1500 |

# Like Most Critical Decisions at Comtech, the Company's CEO Recruitment Process Appears to be Focused on <span style="color:red">Keeping Kornberg and Porcelain in Control</span>

## What We Know...

➢ In December 2014, Comtech announced the appointment of Dr. Stanton D. Sloane as the Company's next CEO and President. As Mr. Sloane had been a director of Comtech since January of 2012, Comtech's claim in its latest investor presentation that he was externally recruited appears to be false.

➢ Comtech notes that Mr. Sloane "did not work out," an assessment the Board apparently took less than 18 months to make. Yet inexplicably, the Board continues to place faith in Fred Kornberg and Michael Porcelain, each of whom has served decades-long tenures and are a through-line to all of the Company's failures, including the loss of BFT-1, the failed TCS and Gilat mergers, and the sustained period of financial and share price underperformance at Comtech (see slides # 14-19 from Outerbridge's presentation here). When will the Board concede the obvious point that Messrs. Kornberg and Porcelain also "did not work out"?

➢ If Mr. Kornberg was asked to "temporarily" resume the CEO role in 2016, why did he remain in that role until 2021, and why is he remaining on the Board as Chairman and paid consultant?

➢ Did the Comtech Board conduct an external CEO search process to identify a permanent CEO when Mr. Kornberg was temporarily appointed as the CEO?

➢ Why did the 'thoughtful' CEO transition plan, which lasted over three years, result in a long-time company employee, Michael Porcelain, being named as the next CEO, particularly given his long-term underperformance as a Comtech executive both prior and subsequent to 2018, when that transition plan was apparently initiated?

Source: SEC Filings, Comtech Investor Presentation

# Comtech **Changed Proxy Disclosures** Regarding Financial Expertise on the Board in an Apparent Response to the Proxy Contest

Outerbridge



"*Our Board of Directors has determined that each of Messrs. Paul and Waldman and Ms. Lesavoy qualifies as "audit committee financial experts," as defined by SEC rules, based on their education, background and experience*."
– FY20 Proxy Statement



"***Mr. Waldman is the only financial expert***, *as defined by SEC rules, on the Company's Audit Committee.*"
– FY21 Proxy Statement

## REALITY

- In its FY20 proxy statement, Comtech acknowledged that both Larry Waldman and Lisa Lesavoy were audit committee financial experts
- When faced with a proxy contest involving Comtech Nominee Waldman (and his potential failure to be re-elected), Comtech now contends that Mr. Waldman is the only financial expert that can lead Comtech's Audit Committee
- What changed suddenly between FY20 and FY21 so that Lisa Lesavoy is no longer a financial expert?

# Comtech's **Flawed** Board "Refreshment": Added Lisa Lesavoy, Who Led a Company with Only **3 Employees** and **No Website** After 31 Years in Business



What capital allocation, M&A, or relevant industry experience did Lisa Lesavoy gain from her 31 years at Lesavoy Financial Perspectives– a business with 3 employees and NO website? How is that experience relevant to Comtech?

## Lesavoy Financial Perspectives (31 years)

- Lesavoy Financial Perspectives LLC lists its business address as an apartment unit in New York City
- There is little to no information available regarding the business's operations. The business does not even have a website
- Lesavoy Financial Perspectives is neither a registered investment advisor nor a broker/dealer. As such, there is no information about the firm, its clients, or type of advisory services offered
- According to Lesavoy Financial Perspectives' LinkedIn page, the business has only 3 employees and no website

## LinkedIn Profiles


LESAVOY FINANCIAL
Lesavoy Financial Perspectives
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Lesavoy Financial Perspectives is a financial services company based out of 333 E 43rd St # 1, New York, New York, United States.
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https://www.linkedin.com/in/lisa-lesavoy-28a2a95/
https://www.linkedin.com/company/lesavoy-financial-perspectives/about/

# Comtech's **Flawed** Board "Refreshment": Added Judy Chambers Who Appears Grossly **Underqualified** to be a Comtech Director



Outerbridge

*How is advising pension funds and charitable organizations on selecting investment managers at Meketa relevant to Comtech's Satellite, NG911, and Government business?*

**Judy Chambers**

- NO prior public Board experience
- NO operational experience

  NO experience in Comtech's end markets
  - 12 years at a small pension advisory firm with 30 employees
  - 2 years at Meketa Investment Group – a firm that primarily advises pension funds and charitable organizations[1]
- NO corp. governance experience resulting in highly questionable decisions as Comtech director and newly appointed Chair of the Nominating and Governance Committee
  - Approved appointment of two directors to the Board after 2021 Annual Meeting, evading shareholder vote
  - FAILED to recuse herself from interviewing shareholder Nominees despite clear conflict of interest as a Comtech Nominee up for election
  - APPROVED dilutive 'vote buying' PIPE deal with Magnetar – an investment firm that Judy Chambers' employer (Meketa) advised its clients to invest with[2]

1. https://files.adviserinfo.sec.gov/IAPD/Content/Common/crd_iapd_Brochure.aspx?BRCHR_VRSN_ID=709533
2. Source : https://www.pionline.com/searches-and-hires/lacera-put-220-million-2-alts-funds
https://www.hartfordcitytreasurer.org/761-investments-october-2020-agenda-and-september-2020-minutes/file

# Comtech Nominee Judy Chambers is the **<u>Wrong Choice</u>** to Protect Shareholder Interests

## REFUSED TO MEANINGFULLY ENGAGE WITH OUTERBRIDGE

- Ms. Chambers refused to respond to Outerbridge's multiple overtures until two days before the Nomination Deadline, after Outerbridge informed her it would be nominating directors.

## DISMISSIVE OF OUTERBRIDGE'S QUALIFIED NOMINEES

- Ms. Chambers and Mr. Waldman displayed a dismissive posture towards Outerbridge's **Nominees** from the start. When asked about their impressions of Outerbridge's Nominees, Ms. Chambers and Mr. Waldman responded, "A piece of paper is a piece of paper. We all have credentials."

## APPROVED APPOINTMENT OF TWO DIRECTORS AFTER 2021 ANNUAL MEETING, EVADING SHAREHOLDER VOTE

- The two directors whose appointment Ms. Chambers oversaw consist of Michael Porcelain, a non-independent director who has been at the company for twenty years and who Ms. Chambers is allowing to evade a shareholder vote, and Mark Quinlan, whose primary expertise is in investment banking.

## NOT IN TOUCH WITH SHAREHOLDER CONCERNS

- When Outerbridge asked Ms. Chambers and Mr. Waldman whether Comtech had received any shareholder feedback in response to the Company's October 4th earnings miss which resulted in a double-digit decline in share price, they responded that the Company had received "mostly positive feedback," and "[hadn't] heard any negatives."

## ACKNOWLEDGES LACK OF RELEVANT EXPERIENCE

- While interviewing Outerbridge's **Nominees**, Ms. Chambers effectively admitted that, aside from Dr. Shamash, the independent members of the Board were not subject matter experts.
- During an interview with one of Outerbridge's Nominees, the Nominee asked what the Board was looking for in a Comtech director, to which Ms. Chambers responded, "We want to have fun."

# Comtech Nominee Larry Waldman is the **Wrong Choice** to Protect Shareholder Interests

## RESPONSIBLE FOR PROLONGED SHAREHOLDER VALUE DESTRUCTION

➢ Responsible for destroying $700M of shareholder value through failed growth and M&A strategy.
➢ Failed to hold management accountable for poor performance.
➢ In six years as a Comtech director, failed to oversee organic growth in the business.

## DISMISSIVE OF OUTERBRIDGE'S QUALIFIED NOMINEES

➢ Ms. Chambers and Mr. Waldman displayed a dismissive posture towards Outerbridge's **Nominees** from the start. When asked about their impressions of Outerbridge's Nominees, Ms. Chambers and Mr. Waldman responded, "A piece of paper is a piece of paper. We all have credentials."

## INEFFECTIVE AUDIT COMMITTEE CHAIR AND INCOMING LEAD INDEPENDENT DIRECTOR

➢ Failed as Audit Committee Chair to optimize reporting to align with peers and mitigate undervaluation of Comtech's stock.
➢ Failed to provide detailed metrics for NG-911 business to unlock value.
➢ Failed as incoming Lead Independent Director to prevent initial control of nominee interview process by CEO/Chair Fred Kornberg.

## NOT IN TOUCH WITH SHAREHOLDER CONCERNS

➢ When Outerbridge asked Ms. Chambers and Mr. Waldman whether Comtech had received any shareholder feedback in response to the Company's October 4th earnings miss which resulted in a double-digit decline in share price, they responded that the Company had received "mostly positive feedback," and "[hadn't] heard any negatives."

## LACKS RELEVANT EXPERIENCE

➢ Lacks operational and technical expertise to hold Management accountable.
➢ Skills and expertise are duplicative on a Board saturated with Finance experience.

# Comtech's **Flawed** Board "Refreshment": Added Mark Quinlan As Part of a Vote Buying Scheme that added Duplicative Finance Experience to the Board

Outerbridge

**What We Know...**

- Similar to with Comtech, in June 2020, White Hat entered into a cooperation agreement in a contested situation with Spok Holdings, Inc. (NASDAQ: SPOK), which had received a $12 unsolicited takeover bid; this appears to be White Hat's first and only such agreement
- Spok's share price fell 19.4% – from $9.37 to below $8 – at the announcement of the Cooperation Agreement with White Hat until the unsolicited offer by a third party in August 2021; price drop occurred relative to a 59% increase in Russell 2000 Index during the same period
- The PIPE transaction with White Hat represents a capstone to the Board's repeated and blatant efforts to further entrench itself and maintain the status quo
- Management gave away shareholder equity in exchange for placing ~13.5% of the vote into friendly hands likely to support Management and the Board at annual meetings
- While Mark Quinlin's firm has deployed the White Squire playbook before, it has come at a dilutive and value destructive cost to shareholders

> *Magnetar and White Hat __fully support__ Comtech's strategy and the recently announced and well-thought-out leadership transition plan…We applaud the recent actions taken by the Board and management to strengthen corporate governance, increase diversity of views, and enhance shareholder value."*
>
> – Mark Quinlan


Spok Holdings Share Price Performance
18-June-2020: Spok appointed White Hat nominee Brett Shockley to the Board after rejecting a $12 unsolicited offer
30-Aug-2021: Spok received a second unsolicited offer from another third party for $10.75
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
6/18/20
7/18/20
8/18/20
9/18/20
10/18/20
11/18/20
12/18/20
1/18/21
2/18/21
3/18/21
4/18/21
5/18/21
6/18/21
7/18/21
8/18/21

# Comtech's Vision: A Board **Severely** Lacking In Experience and **Unable** to Hold Management Accountable

Outerbridge

| Current Board Members | | Tenure (years) | Elected by Shareholders | Board Experience: Public | Board Experience: Market Cap | Prior Operational Industry Experience: Public Safety | Prior Operational Industry Experience: Gov. Contracting | Prior Operational Industry Experience: Satellite | Core Experience |
|---|---|---|---|---|---|---|---|---|---|
| Independent Directors Up for Election | | | | | | | | | |
|  | Lawrence J. Waldman | 6 | Yes | Apyx Medical<br>CVD Equipment Corporation | $576M<br>$33M | ✘ | ✘ | ✘ | Academic/ Finance |
|  | Judy Chambers | <1 | No | ✘ | N/A | ✘ | ✘ | ✘ | Finance |
| Independent Directors | | | | | | | | | |
|  | Dr. Yacov A. Shamash | 5 | Yes | keytronic<br>applieddnasciences | $67M<br>$37M | ✘ | ✘ | ✘ | Academic/ Engineering |
|  | Lisa Lesavoy | 2 | Yes | ✘ | N/A | ✘ | ✘ | ✘ | Finance |
|  | Mark R. Quinlan | N/A | No | ✘ | N/A | ✘ | ✘ | ✘ | Finance |
| Non-Independent Directors | | | | | | | | | |
|  | Fred Kornberg | 50 | Yes | ✘ | N/A | N/A | N/A | N/A | Comtech |
|  | Michael D. Porcelain | 19 | No | Air Industries Group | $33M | N/A | N/A | N/A | Comtech |

- Two current and former Comtech CEOs on the Board
- Two out of seven directors will be non-independent (29%)
- CEO-elect Michael Porcelain moonlights as an Investment Advisor
- During a proxy contest, approved the addition of two new directors after 2021 Annual Meeting, evading shareholder vote

Source: FactSet data as of November 19, 2021

